SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Genco Shipping & Trading Limited

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

Y2685T115

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Centre Street Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 744,533 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 744,533 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 744,533 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Centre Street Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 744,533 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 744,533 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 744,533 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Franklin Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 185,752 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 185,752 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 185,752 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Franklin Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 185,752 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 185,752 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 185,752 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Credit Opportunity Trading Fund III LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,279,866 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,279,866 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,279,866 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Credit Opportunity Fund III LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,279,866 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,279,866 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,279,866 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Credit Opportunity Fund (Offshore) III LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,279,866 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,279,866 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,279,866 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Credit Opportunity Management III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,279,866 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,279,866 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,279,866 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AEC (Lux) S.á.r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 555,455 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 555,455 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 555,455 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo European Credit Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 555,455 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 555,455 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 555,455 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo European Credit Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 555,455 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 555,455 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 555,455 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AES (Lux) S.á.r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 953,633 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 953,633 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 953,633 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo European Strategic Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 953,633 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 953,633 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 953,633 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo European Strategic Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 953,633 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 953,633 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 953,633 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person ANS U.S. Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 384,252 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 384,252 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 384,252 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person CO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SK Strategic Investments, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 384,252 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 384,252 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 384,252 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SK Strategic Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 384,252 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 384,252 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 384,252 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Special Opportunities Managed Account, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,352,833 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,352,833 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,833 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SOMA Advisors, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,352,833 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,352,833 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,833 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SOMA Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,352,833 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,352,833 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,833 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,352,833 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,352,833 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,833 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings II GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,352,833 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,352,833 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,833 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SVF Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,352,833 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,352,833 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,833 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SVF Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,352,833 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,352,833 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,833 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Zeus Strategic Investments, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 784,269 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 784,269 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 784,269 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.1%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Zeus Strategic Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 784,269 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 784,269 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 784,269 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.1%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,240,593 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,240,593 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,240,593 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 14.0%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,240,593 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,240,593 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,240,593 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 14.0%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,240,593 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,240,593 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,240,593 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 14.0%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,240,593 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,240,593 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,240,593 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 14.0%

14	Type of Reporting Person OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.   Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 (the “Common Stock”), of Genco Shipping & Trading Limited (the “Issuer”).  The principal executive offices of the Issuer are located at 299 Park Avenue, 12th Floor, New York, New York 10171.

Item 2.   Identity and Background

This Statement on Schedule 13D is filed jointly by:  (i) Apollo Centre Street Partnership, L.P. (“Centre Street LP”), (ii) Apollo Franklin Partnership, L.P. (“Apollo Franklin”), (iii) Apollo Credit Opportunity Trading Fund III LP (“Opportunity Trading III”), (iv) AEC (Lux) S.á.r.l. (“AEC (Lux)”), (v) AES (Lux) S.á.r.l. (“AES (Lux)”), (vi) ANS U.S. Holdings Ltd. (“ANS US”), (vii) Apollo Special Opportunities Managed Account, L.P. (“SOMA Fund”), (viii) Apollo Zeus Strategic Investments, L.P. (“Zeus LP”) , (ix) Apollo Centre Street Management, LLC (“Centre Street Management”), (x) Apollo Franklin Management, LLC (“Franklin Management”), (xi) Apollo Credit Opportunity Fund III LP (“Opportunity III”), (xii) Apollo Credit Opportunity Fund (Offshore) III LP (“Opportunity (Offshore) III”), (xiii) Apollo Credit Opportunity Management III LLC (“Opportunity Management III”), (xiv) Apollo European Credit Management, L.P. (“AEC Management LP”), (xv) Apollo European Credit Management, LLC (“AEC Management LLC”), (xvi) Apollo European Strategic Management, L.P. (“AES Management LP”), (xvii) Apollo European Strategic Management LLC (“AES Management LLC”), (xviii) Apollo SK Strategic Investments, L.P. (“SK Strategic LP”), (xix) Apollo SK Strategic Management, LLC (“SK Strategic Management”), (xx) Apollo SOMA Advisors, L.P. (“SOMA Advisors”), (xxi) Apollo SOMA Capital Management, LLC (“SOMA Capital Management”), (xxii) Apollo Principal Holdings II, L.P. (“Principal II”), (xxiii) Apollo Principal Holdings II GP, LLC (“Principal II GP”), (xxiv) Apollo SVF Management, L.P. (“SVF Management”), (xxv) Apollo SVF Management GP, LLC (“SVF Management GP”), (xxvi) Apollo Zeus Strategic Management, LLC (“Zeus Management”), (xxvii) Apollo Capital Management, L.P. (“Capital Management”), (xxviii) Apollo Capital Management GP, LLC (“Capital Management GP”), (xxix) Apollo Management Holdings, L.P. (“Management Holdings”), and (xxx) Apollo Management Holdings GP, LLC (“Management Holdings GP”).  The foregoing are collectively referred to herein as the “Reporting Persons.”  The principal address for each of Centre Street LP, Centre Street Management, Apollo Franklin, Opportunity Trading III, Opportunity III, Opportunity (Offshore) III, SK Strategic LP, SOMA Fund, SOMA Advisors, SOMA Capital Management, Principal II and Principal II GP is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address for each of AEC (Lux) and AES (Lux) is 44, Avenue J.F. Kennedy, Luxembourg L-1855, Luxembourg.  The principal address for ANS US is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town KY1-9005, Cayman Islands.  The principal address for Zeus LP is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, George Town KY1-1104, Cayman Islands.  The principal address for each of Franklin Management, Opportunity Management III, AEC Management LP, AEC Management LLC, AES Management LP, AES Management LLC, SK Strategic Management, SVF Management, SVF Management GP, Zeus Management, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

Centre Street LP, Apollo Franklin, Opportunity Trading III, AEC (Lux), AES (Lux), ANS US, SOMA Fund and Zeus LP are each principally engaged in the business of investment in securities.  Centre Street Management serves as the investment manager for Centre Street LP and is principally engaged in serving as the investment manager of Centre Street LP. Franklin Management serves as the investment manager for Apollo Franklin and is principally engaged in serving as the investment manager of Apollo Franklin.  Opportunity III and Opportunity (Offshore) III serve as the general partners of Opportunity Trading III and are principally engaged in serving as the general partners of Opportunity Trading III.  Opportunity Management III serves as the investment manager for Opportunity III and Opportunity (Offshore) III and is principally engaged in serving as the investment manager of Opportunity III and Opportunity (Offshore) III.  AEC Management LP serves as the investment manager for AEC (Lux) and is principally engaged in serving as the investment manager of AEC (Lux).  AEC Management LLC serves as the general partner of AEC Management LP and is principally engaged in serving as the general partner of AEC (Lux).  AES Management LP serves as the investment manager for AES (Lux) and is principally engaged in serving as the investment manager of AES (Lux).  AES Management LLC serves as the general partner for AES Management LP and is principally engaged in serving as the general partner of AES Management LP.  SK Strategic LP is the sole member-manager of ANS US and is principally engaged in serving as the sole member-manager of ANS US.  SK Strategic Management serves as the investment manager for SK Strategic LP and is principally engaged in serving as the investment manager of SK Strategic LP.  SOMA Advisors serves as the general partner of SOMA Fund and is principally engaged in serving as the general partner of SOMA Fund.  SOMA Capital Management serves as the general partner of SOMA Advisors and is principally engaged in serving as the general partner of SOMA Advisors.  Principal II serves as the sole member and manager of SOMA Capital Management and is principally engaged in serving as the sole member and manager of SOMA Capital Management and as the general partner, sole member and manager or sole shareholder of other Apollo advisor entities.  Principal II GP serves as the general partner of Principal II and is principally engaged in serving as the general partner of Principal II.

SVF Management serves as the manager of SOMA Fund and is principally engaged in serving as the manager of SOMA Fund.  SVF Management GP serves as the general partner of SVF Management and is principally engaged in serving as the general partner of SVF Management.  Zeus Management serves as the investment manager for Zeus LP and is principally engaged in serving as the investment manager of Zeus LP.  Capital Management is the sole member and manager of Centre Street Management, Franklin Management, Opportunity Management III, AEC Management LLC, AES Management LLC, SK Strategic Management, SVF Management GP and Zeus Management, and is principally engaged in serving as the sole member and manager of each of those Reporting Persons and other Apollo management entities.  Capital Management GP is the general partner of Capital Management and is principally engaged in serving as the general partner of Capital Management.  Management Holdings serves as the sole member and manager of Capital Management GP and is principally engaged in serving as the sole member and manager of Capital Management GP.  Management Holdings GP serves as the general partner of Management Holdings and is principally engaged in serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the managers of Principal II GP and Management Holdings GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Centre Street LP, Apollo Franklin, Opportunity Trading III, AEC (Lux), AES (Lux), ANS US, SOMA Fund and Zeus LP acquired the shares of the Common Stock held by them through open market purchases for an aggregate purchase price of $148,702,733.81, except for 751,251 shares of Common Stock held by SOMA Fund, which were acquired in exchange for shares of common stock, par value $0.01 per share, of Baltic Trading Limited (“Baltic”), upon the closing on July 17, 2015 of the merger of Baltic with an indirect wholly owned subsidiary of the Issuer, with Baltic continuing as the surviving corporation and an indirect, wholly owned subsidiary of the Issuer, as more fully described in the Current Report on Form 8-K filed by the Issuer on July 17, 2015.  Each such Reporting Person obtained the funds to purchase the shares of Common Stock from capital contributions from its limited partners or members.

Item 4.   Purpose of Transaction

On February 17, 2016, the Issuer announced that as of that date, Arthur L. Regan joined the Issuer’s Board of Directors as a Class II director and a member of the Audit Committee.  Mr. Regan’s term expires at the Issuer’s 2016 Annual Meeting of Shareholders.  Mr. Regan is affiliated with Apollo Investment Consulting LLC and with Principal Maritime Management, LLC, which advise affiliates of Principal II GP and Management Holdings GP on investments across the shipping industry.

All of the shares of Common Stock that are held of record by Centre Street LP, Apollo Franklin, Opportunity Trading III, AEC (Lux), AES (Lux), ANS US, SOMA Fund and Zeus LP and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as described above, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.   Interest in Securities of the Issuer

Centre Street LP, Apollo Franklin, Opportunity Trading III, AEC (Lux), AES (Lux), ANS US, SOMA Fund and Zeus LP are the record owners of an aggregate of 10,240,593 shares of the Issuer’s Common Stock, which represents approximately 14.0% of the Issuer’s outstanding Common Stock.  Centre Street LP, Apollo Franklin, Opportunity III, AEC (Lux), AES (Lux), ANS US, SOMA Fund and Zeus LP each disclaims beneficial ownership of all of the securities of the Issuer included in this report other than the shares of Common Stock held of record by such Reporting Person, and each of Centre Street Management, Franklin Management, Opportunity III, Opportunity (Offshore) III, Opportunity Management III, AEC Management LP, AEC Management LLC, AES Management LP, AES Management LLC, SK Strategic LP, SK Strategic Management, SOMA Advisors, SOMA Capital Management, Principal II, Principal II GP, SVF Management, SVF Management GP, Zeus Management, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP disclaims beneficial ownership of all of the securities of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 72,898,234 shares of Common Stock outstanding as of November 13, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

(b)   See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.   Material to Be Filed as Exhibits

Exhibit 1:                                           Agreement of Joint Filing dated as of February 26, 2016, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  February 26, 2016

APOLLO CENTRE STREET PARTNERSHIP, L.P.

By:	Apollo Centre Street Advisors (APO DC), L.P.
its general partner

	By:	Apollo Centre Street Advisors (APO DC-GP), LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CENTRE STREET MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO FRANKLIN PARTNERSHIP, L.P.

By:	Apollo Franklin Advisors (APO DC), L.P.
its general partner

	By:	Apollo Franklin Advisors (APO DC-GP), LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO FRANKLIN MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CREDIT OPPORTUNITY TRADING FUND III LP

By:	Apollo Credit Opportunity Fund III LP
its general partner

	By:	Apollo Credit Opportunity Advisors III (APO FC) LP
its general partner

		By:		Apollo Credit Opportunity Advisors III (APO FC) GP LLC
its general partner

			By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CREDIT OPPORTUNITY FUND III LP

By:	Apollo Credit Opportunity Advisors III (APO FC) LP
its general partner

	By:	Apollo Credit Opportunity Advisors III (APO FC) GP LLC
its general partner

		By:		/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CREDIT OPPORTUNITY FUND (OFFSHORE) III LP

By:	Apollo Credit Opportunity Advisors III (APO FC) LP
its general partner

	By:	Apollo Credit Opportunity Advisors III (APO FC) GP LLC
its general partner

		By:		/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CREDIT OPPORTUNITY MANAGEMENT III LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

AEC (LUX) S.Á.R.L.

By:	Apollo European Credit Management, L.P.
its investment manager

	By:	Apollo European Credit Management, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO EUROPEAN CREDIT MANAGEMENT, L.P.

By:	Apollo European Credit Management, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO EUROPEAN CREDIT MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

AES (LUX) S.Á.R.L.

By:	Apollo European Strategic Management, L.P.
its investment manager

	By:	Apollo European Strategic Management, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO EUROPEAN STRATEGIC MANAGEMENT, L.P.

By:	Apollo European Strategic Management, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO EUROPEAN STRATEGIC MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.

By:	Apollo SOMA Advisors, L.P.
its general partner

	By:		Apollo SOMA Capital Management, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SOMA ADVISORS, L.P.

By:	Apollo SOMA Capital Management, LLC
its general partner

	By:		/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SOMA CAPITAL MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO PRINCIPAL HOLDINGS II, L.P.

By:	Apollo Principal Holdings II GP, LLC
its general partner

	By:		/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO PRINCIPAL HOLDINGS II GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SVF MANAGEMENT, L.P.

By:	Apollo SVF Management GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SVF MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

ANS U.S. HOLDINGS LTD.

By:	Apollo SK Strategic Investments, L.P.
its sole member-manager

	By:	Apollo SK Strategic Advisors GP, L.P.
its general partner

		By:	Apollo SK Strategic Advisors, LLC

			By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SK STRATEGIC INVESTMENTS, L.P.

By:	Apollo SK Strategic Advisors, L.P.
its general partner

	By:	Apollo SK Strategic Advisors, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SK STRATEGIC MANAGEMENT, LLC

By:	Apollo Capital Management, L.P.
its sole member

	By:		/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO ZEUS STRATEGIC INVESTMENTS, L.P.

By:	Apollo Zeus Strategic Advisors, L.P.
its general partner

	By:		Apollo Zeus Strategic Advisors, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO ZEUS STRATEGIC MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC
its general partner

	By:		/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APPENDIX A

The following sets forth information with respect to the managers of Principal II GP and Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers of Principal II GP and Management Holdings GP, as well as executive officers of Management Holdings GP.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as managers of Principal II GP, as managers and executive officers of Management Holdings GP, and as managers, directors and executive officers of other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the securities of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.